# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: COGENT COMMUNICATIONS HOLDINGS, INC., CIK 0001158324
CUSIP: 19239V302
Title of class of securities: COMMON STOCK, PAR VALUE $0.001 PER SHARE
Address of issuer's principal executive offices: 2450 N Street N.W.,, Washington, District Of Columbia (DC), 20037
Date of event which requires filing of this statement: 05/15/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001386928

## Reporting persons
- Park West Asset Management LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,546,505; sole dispositive power 0; shared dispositive power 2,546,505; aggregate amount beneficially owned 2,546,505 (5.1% of the class)
  Comment: See Item 2 for additional information.
- Peter S. Park: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 2,546,505; sole dispositive power 0; shared dispositive power 2,546,505; aggregate amount beneficially owned 2,546,505 (5.1% of the class)
  Comment: See Item 2 for additional information.

## Item 1. Issuer
Name of issuer: COGENT COMMUNICATIONS HOLDINGS, INC.
Address of issuer's principal executive offices: 2450 N Street N.W., Washington, DC, 20037

## Item 2. Person Filing
Name of person filing:
This report on Schedule 13G (this "Schedule 13G") is being jointly filed by (i) Park West Asset Management LLC, a Delaware limited liability company ("PWAM") and (ii) Peter S. Park ("Mr. Park" and, together with PWAM the "Reporting Persons"). PWAM is the investment manager to Park West Investors Master Fund, Limited, a Cayman Islands exempted company ("PWIMF") and Park West Partners International, Limited, a Cayman Islands exempted company ("PWPI" and, together with PWIMF, the "PW Funds"). Mr. Park, through one or more affiliated entities, is the controlling manager of PWAM.

As of May 15, 2026, PWIMF held 2,290,035 shares of common Stock, par value $0.001 per share (the "Common Stock") and PWPI held 256,470 shares of Common Stock of Cogent Communications Holdings, Inc. (the "Issuer").

PWAM as investment manager to the PW Funds may be deemed to beneficially own 2,546,505 shares of Common Stock of the Issuer.

The foregoing beneficial ownership percentage is based upon 50,077,663 shares of Common Stock, issued and outstanding as of April 30, 2026, based on information reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 4, 2026.
Address of principal business office or, if none, residence: The address for the Reporting Persons is: One Letterman Drive, Building C, Suite C5-900, San Francisco, CA 94129.
Citizenship: PWAM is organized under the laws of the State of Delaware. Mr. Park is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: PWAM and Mr. Park - 2,546,505.00
Percent of class: PWAM and Mr. Park - 5.1%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: PWAM and Mr. Park - 2,546,505.00
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: PWAM and Mr. Park - 2,546,505.00

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 1- Joint Filing Agreement

## Signatures
- Park West Asset Management LLC: /s/ Melissa Victoria Frayer, Melissa Victoria Frayer, Senior Legal Officer and Chief Compliance Officer (05/22/2026)
- Peter S. Park: /s/ Peter S. Park, Peter S. Park (05/22/2026)